SUPPLEMENT DATED AUGUST 7, 2000 TO INVESTOR PRESENTATION/
                SYNOPSIS OF THE COHOES-HUDSON RIVER MERGER


     Ambanc Holding Co., Inc. ("Ambanc") has announced its intent to commence a cash tender offer for all the outstanding shares of common stock of Cohoes Bancorp, Inc. ("Cohoes") at $16.50 per share. The total purchase price would be approximately $125.5 million, excluding stock options (i.e., 7,912,705 outstanding shares minus 304,650 shares already owned by Ambanc).

     Ambanc has indicated it intends to use its available-for-sale securities to fund the purchase price. We believe that Ambanc's attempt to fund the full purchase price in this manner raises significant regulatory issues for the following reasons:

      * At March 31, 2000, Ambanc had an unrealized loss, net of taxes, in excess of $6.0 million on its available-for-sale portfolio (which amounted to approximately $208.2 million at such date). Recognition of this loss would exceed Ambanc's combined net income for all of 1999 and the first quarter of 2000.

      * Nearly all of these securities are held by Mohawk Community Bank ("Mohawk"), Ambanc's insured subsidiary. At December 31, 1999, only $6.0 million in securities, cash and liquid assets were held by Ambanc itself (according to its audited financial statements for the year ended December 31, 1999; information subsequent to December 31, 1999 is not publicly available).

      * A $60.0 million or greater dividend by Mohawk to Ambanc (the amount necessary to fund the acquisition of approximately 50% of Cohoes' outstanding common stock) would reduce Mohawk's capital on a dollar for dollar basis. Mohawk only had $60.9 million of equity capital at March 31, 2000 (according to the Thrift Financial Report filed by Mohawk). Clearly, a capital distribution of such magnitude would reduce Mohawk's capital well below the minimum capital levels mandated by law. Accordingly, a substantial portion of any such dividend could not be made since it would result in Mohawk failing its capital requirements. Furthermore, we believe that the Office of Thrift Supervision could have significant supervisory concerns even if the amount attempted to be distributed only reduced Mohawk's capital to the minimum levels required and thus would further limit the amount that could be distributed to Ambanc.

      * Ambanc is unable to use the cash or other assets of Cohoes to complete its tender offer, since the two companies would not be merged upon completion of the tender offer. Even if Ambanc is successful in obtaining the tendering of a majority of Cohoes' issued and outstanding shares (as well as the satisfaction of seven other conditions), Ambanc will be unable to effect a merger with Cohoes since the Cohoes' Board of Directors would first have to approve such offer.